

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Mr. Ted W. Rollins
Chief Executive Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed September 14, 2010**
> **File No. 333-166834**

Dear Mr. Rollins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise the cover page to remove the designations "Joint Book-Running Managers" and "Co-Manager." The cover page should be limited to information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. The additional designations are more appropriate for the body of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Relationship with HSRE, page 81

2. Please expand your disclosure under this subheading to discuss the nature of your additional $4.8 million preferred investment in the HSRE joint venture, consistent with your revised disclosure in the Use of Proceeds section and in the Formation Transactions section on page 193.

Our Relationship with Encore, page 84

3.   We note your response to comment 2 from our letter dated September 10, 2010. The revised disclosure describes the purpose of the transaction with Encore but does not discuss the effect of the transaction. It appears that the effect of the transaction is that you acquired financing in the amount of $2.35 million and an obligation to repay that financing in the amount of $3.9 million, which you will repay with proceeds from this offering.

4.   We note your response to comments 3 and 4 from our letter dated September 10, 2010. For ease of reference, please revise the first paragraph under this heading to present the property ownership percentages in a list, similar to the format in your response to comment 3, rather than embedded in paragraph form.

5.   We note your response to comment 6 of our letter dated September 10, 2010. Please revise to disclose the amount of the premium for the repurchase of the additional preferred investment, assuming the investment amount is the maximum $2.5 million. Please also clarify whether you plan to use additional offering proceeds to repurchase these membership interests.

Signatures

6.   We note that Mr. Rollins' signature on behalf of the registrant is signed pursuant to a power of attorney. Please file as an exhibit a certified copy of the board's resolution authorizing such signature. Refer to Item 601(b)(24) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Paul S. Ware
       J. Andrew Robison
       Bradley Arant Boult Cummings LLP *(via facsimile)*